COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2005 AUG -1 A 10:52
…FICE OF …
CORPORATE …

05010090

July 27, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of a press release recently published announcing Commerzbank's agreement to purchase from T-Online International AG a 21.32% stake in comdirect bank AG. This announcement may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

COMMERZBANK

SEC File No. 082-02523

CIK 0000852933

July 26, 2005

Ad-Hoc-Release/Press-Release

Commerzbank acquires T-Online stake in comdirect bank

Commerzbank has decided to acquire T-Online International AG's 21.32 percent stake in comdirect bank AG. The Bank's share in Germany's leading online-bank will increase to almost 80 percent following this transaction. The free float of comdirect bank will remain unchanged at around 20 percent. The shares, based on a contractual agreement with T-Online, will be acquired at a price near the stock market price.

Achim Kassow, Commerzbank board member responsible for Retail Banking and Asset Management, as well as chairman of the supervisory board of comdirect bank, welcomed the opportunity to boost Commerzbank's stake in its subsidiary:

"The comdirect bank is obviously on its way up and investing heavily in the expansion of its business. We want to have a better chance to share in these opportunities. But we do not plan to fully integrate comdirect bank into the parent bank. Rather comdirect bank will continue as an independent company under its own brand name while operating successfully within the Commerzbank group."